EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollar amounts in thousands)	2012	2011	2012	2011
Pretax income before adjustment for income from unconsolidated subsidiaries	$10,635	$18,753	$28,768	$42,035
Add:
Fixed charges	7,932	6,525	15,524	13,089
Dividends received	2,021	118	2,021	118
Adjusted pretax income	$20,588	$25,396	$46,313	$55,242
Fixed charges:
Interest expense	$5,579	$5,171	$11,059	$10,506
Estimate of interest within rental expense	2,353	1,354	4,465	2,583
Total fixed charges	$7,932	$6,525	$15,524	$13,089
Ratio of earnings to fixed charges	2.6	3.9	3.0	4.2